UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ENERGY TRANSFER PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of class of securities)

426918

(CUSIP Number)

John W. McReynolds

Energy Transfer Equity, L.P.

2828 Woodside Street

Dallas, Texas 75204

(214) 981-0700

(Name, address and telephone number of person authorized to receive notices and communications)

August 16, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 426918	SCHEDULE 13D/A

1.	Name of Reporting Person; S.S. or IRS Identification

Energy Transfer Equity, L.P. 30-0108820
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

36,413,840
8. Shared Voting Power

0
9. Sole Dispositive Power

36,413,840
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

36,413,840
12.	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row 11

32.9%[1]
14.	Type of Reporting Person

PN

[1]	Based on 110,726,999 Common Units outstanding on September 12, 2006

CUSIP NO. 426918	SCHEDULE 13D/A

1.	Name of Reporting Person; S.S. or IRS Identification

LE GP, LLC 27-0030188
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

36,413,840
8. Shared Voting Power

0
9. Sole Dispositive Power

36,413,840
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

36,413,840
12.	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row 11

32.9%[2]
14.	Type of Reporting Person

OO

[2]	Based on 110,726,999 Common Units outstanding on September 12, 2006

This Amendment No. 2 on Schedule 13D/A (“Amendment No. 2”) is being filed by Energy Transfer Equity, L.P. (formerly Energy Transfer Company, L.P.), a Delaware (formerly Texas) limited partnership (“ETE”) and LE GP, LLC , a Delaware (formerly Texas) limited liability company and the general partner of ETE (“LE GP”) to amend the Schedule 13D originally filed on January 20, 2004, and amended on June 22, 2005 (collectively, the “Amended Schedule 13D”), by ETE and LE GP.

Item 1. Security and Issuer.

Item 1 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

This statement on Schedule 13D, as amended (the “Schedule”) is being filed by both Energy Transfer Equity, L.P. (“ETE”) and LE GP, LLC (collectively the “Reporting Persons”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The class of equity securities to which this statement relates is common units representing limited partner interests (the “Common Units”) of Energy Transfer Partners, L.P. (formerly, Heritage Propane Partners, L.P.), a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 2838 Woodside Street, Dallas, Texas 75204.

Item 2. Identity and Background.

Item 2 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) - (c) ETE is a Delaware limited partnership. The principal business of ETE is to own all of the interests in the general partner of the Issuer and certain equity securities of the Issuer, to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. The general partner of ETE is LE GP. LE GP is a Delaware limited liability company, and its principal business is serving as the general partner of ETE. The principal offices of ETE and LE GP are located at 2828 Woodside Street, Dallas, Texas 75204.

The name, business address and present principal occupation or employment of each of the executive officers and directors of LE GP are set forth below:

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
John W. McReynolds 2828 Woodside Street Dallas, Texas 75204	President, Chief Financial Officer and Director	President and Chief Financial Officer of LE GP

Ray C. Davis 2838 Woodside Street Dallas, Texas 75204	Co-Chairman of the Board	Co-Chief Executive Officer of Energy Transfer Partners, LLC

Kelcy L. Warren 2838 Woodside Street Dallas, Texas 75204	Co-Chairman of the Board	Co-Chief Executive Officer of Energy Transfer Partners, LLC

H. Michael Krimbill 8801 South Yale, Suite 310 Tulsa, Oklahoma 74137	Director	President and Chief Financial Officer of Energy Transfer Partners, LLC

Bill Byrne 2828 Woodside Street Dallas, Texas 75204	Director	Principal, Byrne & Associates, LLC

Kenneth A. Hersh Suite 600 125 East John Carpenter Freeway Irving, Texas 75062	Director	CEO of NGP Energy Capital Management and a managing partner of Natural Gas Partners private equity funds

Paul E. Glaske 2828 Woodside Street Dallas, Texas 75204	Director	Retired Chairman and CEO, Blue Bird Corporation

John D. Harkey, Jr. 2828 Woodside Street Dallas, Texas 75204	Director	Chairman and CEO, Consolidated Restaurant Companies, Inc.

David R. Albin Suite 205 100 North Guadalupe Santa Fe, New Mexico 87501	Director	Director of NGP Energy Capital Management and a managing partner of Natural Gas Partners private equity funds

Daniel Rioux 175 Berkeley Street Boston, Massachusetts 02117	Director	Vice President and Treasurer of Liberty Energy Holdings LLC

K. Rick Turner Suite 2500 111 Center Street Little Rock, Arkansas 72201	Director	Senior Managing Principal, The Stephens Group, LLC

(d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) All of the individuals listed in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended by adding the following at the end of such item:

Effective August 16, 2006, ETE acquired 2,570,150 common units upon the conversion of the same number of class F units of ETP acquired by ETE on February 8, 2006. ETE also purchased 1,069,850 common units on February 8, 2006 from ETP. The purchase price for both common units and class F units was $36.37 per unit, which was the closing price for ETP common units on the NYSE on February 8, 2006. The proceeds of ETE’s initial public offering on the same date was the source of funds used to acquired the units.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended by adding the following after the second paragraph:

The purpose of ETE’s February 8, 2003 purchase of additional common units and Class F units of ETP was to provide ETP additional liquidity for working capital needs.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) and (b) Approximately 110,726,999 Common Units of ETP were outstanding as of September 12, 2006. The Reporting Persons are deemed to be the beneficial owners of 36,413,840 Common Units of ETP. The Common Units owned by the Reporting Persons constitute approximately 32.9% of the total issued and outstanding Common Units. The Reporting Persons have the sole power to vote and dispose of such Common Units. To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed in Item 2 has sole or shared beneficial ownership of any Common Units beneficially owned by the Reporting Persons, except that Messrs. Davis and Warren, through their ownership interest in LE GP, may be deemed to also beneficially own the Common Units that are beneficially owned by the Reporting Persons to the extent of their respective interests in each of the Reporting Persons.

(c) Except for the acquisition of Common Units described in Item 3 above, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Common Units during the past 60 days, except for the acquisition of beneficial ownership of units being reported on this Schedule.

(d) Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the units described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

All of the Common Units of ETP held by ETE are pledged as collateral under ETE’s Credit Agreement filed as Exhibit F hereto.

The Credit Agreement contains various representations and warranties, affirmative and negative covenants and events of default. The Credit Agreement restricts ETE’s ability and in certain cases the ability of its subsidiaries (excluding the Issuer and its subsidiaries), to, among other things, incur indebtedness, create certain liens, enter into certain change of control transactions, make certain restricted payments, and enter into certain prohibited agreements. In addition, the Credit Agreement requires that ETE comply with certain financial covenants, including a ratio of consolidated debt-to-consolidated cash flow covenant. The Agreement contains customary and other events of default relating to defaults of ETE and certain of its subsidiaries. An event of default under the Credit Agreement followed by a foreclosure on the pledged Common Units could result in the lenders under the Credit Agreement acquiring voting and dispositive powers over such Common Units.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

EXHIBIT A -	Contribution Agreement dated November 6, 2003 between the Issuer, U.S. Propane and La Grange (incorporated by reference to Exhibit 10.31 to Form 10-K filed by Issuer on November 26, 2003)

EXHIBIT B -	Amendment No. 1 to Contribution Agreement dated December 7, 2003 between the Issuer, U.S. Propane and La Grange (incorporated by reference to Exhibit 10.31.1 to Form 10-Q filed by Issuer on January 14, 2004)

EXHIBIT C -	Acquisition Agreement dated November 6, 2003 between the U.S. Propane, U.S. Propane, L.L.C., La Grange and certain other parties (incorporated by reference to Exhibit 10.30 to Form 10-K filed by Issuer on November 26, 2003)

EXHIBIT D -	Unitholder Rights Agreement dated January 20, 2004 between the Issuer, La Grange and certain other parties (included as Exhibit 1.1(d) to Acquisition Agreement filed as Exhibit C to this Schedule)

EXHIBIT E -	Joint Filing Agreement dated January 28, 2004 between La Grange Energy, L.P. and LE GP, LLC[3]

EXHIBIT F -	Credit Agreement dated as of July 13, 2006, by and among ETE, Wachovia Bank, National Association, as Administrative Agent, LC issuer and swingline lender, Bank of America, N.A. and The Royal Bank of Scotland PLC New York Branch, as co-documentation agents, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to Form 8-K filed by ETE on July 19, 2006)

EXHIBIT G -	Exchange Agreement dated as of June 15, 2005, by and between Energy Transfer Company, L.P. and FHM Investments, LLC[3]

[3]	Previously filed.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2006	ENERGY TRANSFER EQUITY, L.P.

	By:	LE GP, LLC
Its general partner

	By:	/s/ John W. McReynolds
John W. McReynolds
President

Dated: September 15, 2006	LE GP, LLC

	By:	/s/ John W. McReynolds
John W. McReynolds
President